APPENDIX B: COMPANY OFFERING

FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ
- Blog



Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised [?]	Investors	Days Left [?]
$1,400	15	62

Invest
$50 min

www.goswaggle.com   Washington, D.C.    Follow for updates

| Pitch | Team | Fundraising | Questions | Comments | ❯ |

What is Swaggle?



Swaggle is Tinder for consignment shopping. We leverage artificial intellgience to curate a mobile peer-to-peer marketplace for anyone to buy and sell new and pre-owned, quality men's wear straight from your closet. Whether it's a 1950s sports jacket or a classic timepiece, you can shop on Swaggle for fashion you can't find

elsewhere. Our game-changing user interface will simplify the shopping experience so that you spend less time shopping and more time looking good.

The Problem

Swaggle was created out of a shared problem that the cofounders could not find a solution to. As four young professionals in Washington DC, the cofounders had a hard time finding quality clothes at reasonable prices. They could not afford to buy high-end brands and the lower price point options didn't suit their professional needs. As an alternative, they looked to consignment shopping and quickly realized that the brick-and-mortar space was dominated by womens apparel and if mens clothing was an option, the selection was extremely limited. As a stop-gap solution, the cofounders began swapping and buying clothes from each other and shortly realized the impact a service like Swaggle could have.



Although more men (43%) compared to women (31%) of ages 18-34 shop on online auction sites like eBay (Business Insider, 2015), the current mobile shopping experience is not tailored for men.



The Market

There is one area where women are light years ahead of men - fashion resale. The fasion resale industry has exploded in recent years (particular tailored for women) and Swaggle is filling the gap for men. We are introducing an unique shopping experience that is tailored for men and will save our users time and money. We believe by bringing resale fashion to mens fingertips and establishing ourselves as the central hub for quality and affordable mens wear, there will be an increase of interest and awareness of resale fashion for men. Swaggle is looking to spark a fire in this space and become the industry leader.



The online fashion resale industry is large yet fragmented, mobile resale is the future. Men are more likely to make purchases on mobile devices.

The Product: Selling

Selling:

- Set up a profile with personalized settings and list item(s) in less than 60 seconds
- Advertise your item(s) in the Swaggle marketplace
- Close the deal with a minimum commission fee



take a picture of your item

Input your product details

list your item for sale in seconds

The Product - Shopping

Shopping:

- Customize your search based on item category, size, brand, price and distance
- Explore item(s) from our quality-controlled list of designer brands

- Swipe left to skip and swipe right to make an offer



Competitive Advantage

There are limited opportunities for men to find affodable, fashionable mens wear. Most consignment shops and e-commerce sites are primarily focused on womens fashion. As a result, it is much more burdensome for men to recycle unwanted clothes, as well as, purchase new clothes at a reasonable price. Moreover, the typical shopping experience is designed to align with the womens traditional path to purchase.

Swaggle is the first mobile peer-to-peer marketplace that is designed for men.



SWAGGLE personalizes shopping experience that saves your time and money. With our location-based search engine, you can buy in the morning, wear at night.

The Raise

Risks & Disclosures

Risks & Disclosures

10b-9 Compliance

Will insider* investments be accepted for this offering?

To the best of the knowledge of the Issuer, insider investments are not anticipated at this time. Upon the future investment of an insider, such information will be disclosed here.

If yes, these are the names of the insiders that have invested or are expected to invest:

N/A.

What is the maximum amount of investment that will be accepted from insiders?:

Any above listed individual may invest up to the maximum total investment amount sought in this offering unless otherwise disclosed. Additionally, any investment accepted from an insider will not count toward the offerings minimum contingency. The investment will only be reflected as a part of the total amount raised after the contingency has been reached.

*Definitions:

Transactions for or on behalf of the issuer or broker-dealer, their affiliates or associated persons (including control persons, officers, employees, and immediate family members thereof), or any entities through nominee accounts require disclosure.

- "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, the issuer.
- "officer" means an issuers president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuers parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.
- "immediate family" shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.
- "control person" person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the issuer or broker/dealer
- "control" is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise

VISIT & SAY HELLO



1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

FOLLOW US

FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ
- Blog

Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised [?]

$0

Days Left [?]   145   Investors   0



men's wear

➕   **Follow**

PITCH   **TEAM**   **DOCUMENTS**   **QUESTIONS**   **FUNDRAISING**   **COMMENTS**   ❯

THE FOUNDING TEAM



Eric Niu
CEO and Co-founder

Eric is an entrepreneur with experience in management consulting, government affairs and politics. He likes to travel, play sports and read on his spare time.



in

Martin Sherene
CTO and Co-founder

Martin is the backend, API and mobile dev guru member of the team. When not working on Swaggle, he enjoys tinkering with embedded platforms, running and riding his dirt bike.



in

Mike Ashe
CPO and Co-founder

Mike (or "Ashe") is a marketing guru and has a background in human-centered design. His hobbies include mountain climbing, bow hunting, fishing, scuba diving and brew tours.



in

Mok-yi Chow
Lead Designer and Co-founder

Mok-yi is an user experience and user interface (UX/UI) designer. In his free time, he enjoys hiking, cycling, water sports and being slave to his dog, parrot and coral reef aquarium.

INVESTORS & ADVISORS

VISIT & SAY HELLO



1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

FOLLOW US

FLASH FUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ
- Blog

Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised [?]

$0

Days Left [?] 145 **Investors** 0



men's wear

🌐 www.goswaggle.com

📍 Washington, D.C.

➕	Follow

PITCH   TEAM   DOCUMENTS   QUESTIONS   **FUNDRAISING**   COMMENTS   >

FUNDRAISING DETAILS

Reg CF Offering Summary

Amount Raised
$0.00

Investors
0

Security Type
FlashSeed Convertible Security

Offering Min
$50,000

Offering Max
$100,000

Valuation Cap ?
$1,000,000

Valuation Discount ?
20.0%

Reg D Offering Summary

Amount Raised

$0.00

Investors

0



Security Type

FlashSeed Convertible Security

Offering Min

N/A

Offering Max

$1,000,000

Valuation Cap ?

$1,000,000

Valuation Discount ?

20.0%

Additional Details

Option Pool ?

N/A



VISIT & SAY HELLO



1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

FOLLOW US

FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ
- Blog

Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised ?

$0

Days Left ? 145   Investors 0



men's wear

🌐 www.goswaggle.com

📍 Washington, D.C.

➕   Follow

PITCH   TEAM   DOCUMENTS   **QUESTIONS**   FUNDRAISING   COMMENTS   ❯

COMMONLY ASKED QUESTIONS

//

Why does Swaggle stands out?

Swaggle is the only mobile marketplace that is tailored for mens shopping experience. It is the way men shop.

//

What makes your team the right one for this space?

We created Swaggle because we experienced the problem, and we could not find an existing solution for it. We were a couple of recent college graduates and young professionals that came to Washington DC for our professional careers. We all had a hard time to find quality clothes at a bargaining price. We did not want to settle for the low-end brands like H&M but could not afford high-end brands. Consignment shopping could have been a good option for us, however, most of the brick-and-mortar and online consignment shops are women-centric that we left the places shortly after the first visit. We started to swap clothes and actually bought items from each other because the items matched our sizes and styles. Thats when we realized the potential of Swaggle. As a team, not only do we have our own unique skill sets, but we posses a unique blend of intuitive and practical minds which allow us to yield creative yet practical solutions. We all share a

common vision and we are driven by the motivation and belief that Swaggle will change the way we shop in the mobile world.

//

What are the fees for buying on Swaggle?

Swaggle do not charge any fee for customers to shop on the app.

//

What are the fees for selling on Swaggle?

Our fees are very simple and straightforward. For all sales under $15, Swaggle takes a flat commission of $2.95. Our customers keep the rest. For sales of $15 or more, sellers keep 80% of the sale and Swaggles commission is 20%. Once a seller sold item has been delivered and received by the buyer, the seller will receive the earnings from their sales. Customers can spend their earnings within the app or withdraw money as cash whenever they like.

//

How can customers trust buying on Swaggle?

Customers are protected every time they place an order on Swaggle with Swag Protect. When a customer purchase an item on Swaggle, we keep the customers payment safe until the customer tells us that he/she have received the order. If the item does not match the description, the customer will need to notify Swaggle within 3 days (72 hours) of delivery. After we verify the customers claim, we will refund payment. If we do not hear from a customer by 3 days after the order is delivered, we will assume everything is OK and release the customers payment to the seller. Once we release payment, all sales are final and no refunds will be available.

//

What is Swaggle's Return Policy?

All sales are final on Swaggle. However, we take an active role in each and every purchase made on Swaggle to ensure both the buyer and seller have a great experience. A buyer may open a case with us if they dont

receive their item or the item they receive is not as described in the original listing. This means a buyer cannot return an item they purchased on Swaggle if the item simply does not fit or they no longer want the item - as long as the seller accurately described the item in the listing.

Browse Startups   Investors   Raise Capital   FAQ   Blog   About   Careers   Press   Contact

FINRA BrokerCheck

VISIT & SAY HELLO



1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

FOLLOW US

FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ
- Blog

Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised [?]

$0

Days Left [?]   145   Investors   0



Swaggle, is
the best way
to shop for



men's wear

➕	Follow

| PITCH | TEAM | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS | ❯ |

COMMENTS

Login or Sign Up to add a comment



Currently No Comments

VISIT & SAY HELLO



1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

FOLLOW US

FlashFunders website

FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ
- Blog

Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised [?]

$0

Days Left [?] 144   Investors   0



Swaggle, is the best way to shop for



men's wear

🌐 www.goswaggle.com

📍 Washington, D.C.

➕ Follow

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

DILIGENCE DOCUMENTS

Issuer Disclosures

View

Financial Statements

View

REG CF DOCUMENTS [?]

Term Sheet

View

Flash Convertible Security Subscription Agreement

View

Flash Convertible Security

View

Investor Acknowledgment

View

REG D DOCUMENTS [?]

Term Sheet

View

Flash Convertible Security Subscription Agreement

View

Flash Convertible Security

View

Investor Acknowledgment

View

VISIT & SAY HELLO



1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

FOLLOW US